SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 30, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated December 30, 2015,  the company reports that in addition to the information released to the market on November 24, 2015, if there is no significant changes in the shareholders’ structure of IDBD, will start consolidating IDBD in its financial statements since October 11, 2015, date in which the group controlled by Eduardo Sergio Elsztain took effective control of IDBD.

It is important to clarify that none of IDBD indebtedness is guaranteed by IRSA or secured by any of IRSA's assets.  All of IDBD's indebtedness is non-recourse to IRSA.

Additionally, it is important to mention that the Company is in total compliance with its outstanding indebtedness obligations even considering IDBD consolidation in its financial statements.

IDBD is one of the largest and most diversified conglomerates in Israel, which participates through its subsidiaries in numerous markets and industry sectors, such as real estate, telecommunications, supermarkets, agribusiness and insurance, which constitutes a unique business opportunity.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: December 30, 2015